Filed by Banco Santander, S.A.
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject Company:
Sovereign Bancorp, Inc. (Commission File No.: 001-16581)
Date: September 8, 2009

On September 8, 2009, Sovereign Bancorp, Inc. issued the following statement:

STATEMENT BY SOVEREIGN BANCORP, INC. WITH
RESPECT TO EXCHANGE OFFER BY SANTANDER
FINANCIAL EXCHANGES LIMITED

September 8, 2009

Sovereign Bancorp, Inc. (“Sovereign”) has elected to express no opinion and remain neutral toward Santander Financial Exchanges Limited’s offer to exchange, subject to the terms and conditions set forth in the Prospectus dated August 25, 2009, up to a total of 6,400,000 10.5% Non-Cumulative Guaranteed Series 10 Preferred Securities (par value $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. to be issued by Santander Finance Preferred, S.A. Unipersonal (the “New Securities”), plus a cash payment (including accrued but unpaid distributions, plus a cash exchange incentive payment up to an aggregate amount of $20.0 million, plus cash amounts in lieu of any fractional New Securities), for any and all of Sovereign’s 7.300% Depositary Shares (liquidation preference $25 per security), each representing a 1/1,000th interest in a Share of Series C Non-Cumulative Perpetual Preferred Stock of Sovereign (the “Existing Securities”) and issued on April 26, 2006 (CUSIP No. 845905405 and ISIN US8459054057).

Sovereign believes that each holder of Existing Securities should make its own decision as to whether to tender its Existing Securities in the exchange offer. Sovereign believes that the determination whether to tender is a financial decision to be made by each holder of Existing Securities, in consultation with the holder’s financial advisor, based on the terms of the exchange offer being made by Santander Financial Exchanges Limited.  For these reasons, Sovereign believes that it is not appropriate for it to make a recommendation to holders regarding the tender of their Existing Securities in the exchange offer and expresses no opinion as to the course of action that holders should take.

This statement is being made by Sovereign pursuant to Rule 14e-2 under the U.S. Securities Exchange Act of 1934.

This statement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.